Portlnd2-4531750.1 0031038-00001
                                                         OMB APPROVAL
                             UNITED STATES             OMB Number:3235-0145
                   SECURITIES AND EXCHANGE COMMISSION  Expires:December 31, 2005
                        Washington, D.C.  20549        Estimated average
                                                       burden
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                                                       response      11
                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                          (Amendment No.      )*

                  Bioject Medical Technologies, Inc.
                           (Name of Issuer)
                 Common Stock, No Par Value Per Share
                    (Title of Class of Securities)
                              09059T-206
                            (CUSIP Number)

                           Edward L. Flynn
                  Owner and Chief Executive Officer
                         Flynn Meyer Company
                         75-11 Myrtle Avenue
                          Glendale, NY 11385
                           (718)  386-5800

                               Copy to:

                         Todd A. Bauman, Esq.
                         Steven H. Hull, Esq.
                           Stoel Rives LLP
                  900 S.W. Fifth Avenue, Suite 2600
                         Portland, OR  97204
                            (503) 224-3380

     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)
                            August 5, 2005
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  09059T-206

   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities
           only).
           Edward L. Flynn
   2.      Check the Appropriate Box if a Member of a Group
           (See Instructions)
           (a)
           (b)
   3.      SEC Use Only
   4.      Source of Funds (See Instructions):
           PF
   5.      Check if Disclosure of Legal Proceedings Is
           Required Pursuant to Items 2(d) or 2(e)
   6.      Citizenship or Place of Organization:
           USA
Number of  7. Sole Voting Power                        694,086 (1)
Shares
Beneficia
lly Owned
by Each
Reporting
Person Wi
th
           8. Shared Voting Power                           61,047
           9. Sole Dispositive Power                       694,086
           10.Shared Dispositive Power                      61,047
   11.     Aggregate Amount Beneficially Owned by Each Reporting
           Person                                        755,133
   12.     Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)
   13.     Percent of Class Represented by Amount in Row (11)5.45% (2)
   14.     Type of Reporting Person (See Instructions)          IN

Notes:

1.   See Items 3 and 4 of this Schedule 13D.

2.Based on the number of shares of Bioject Medical Technologies, Inc. common stock represented by Bioject Medical Technologies, Inc. to Mr. Flynn as outstanding as of September 15, 2005, the Shares represent approximately 5.45% of the outstanding shares of Bioject Medical Technologies, Inc. common stock.
Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock of Bioject Medical Technologies, Inc., a Oregon corporation ("Bioject"). The principal executive offices of Bioject are located at Bedminster Professional Center, 211 Somerville Road (Route 202 North), Bedminster, NJ 07921.

Item 2.  Identity and Background

     (a)-(c), (f)   The name of the person filing this Schedule
13D is Edward L. Flynn. Mr. Flynn currently serves as the owner and Chief Executive Officer of Flynn Meyer Co., whose address is 75-11 Myrtle Avenue, Glendale, NY 11385. Flynn Meyer Co. owns and operates a number of McDonald's Restaurant franchises. Mr. Flynn is a citizen of the United States.

     (d) Mr. Flynn is not required to disclose legal proceedings pursuant to Item 2(d).

     (e) Mr. Flynn is not required to disclose legal proceedings pursuant to Item 2(e).

Item 3.  Source and Amount of Funds or Other Consideration

     On September 6, 2005, Mr. Flynn purchased 8,540 shares of Bioject Common Stock on the open market for $12,767.30. On August 24, 2005, Mr. Flynn purchased 12,500 shares of Bioject Common Stock on the open market for $20,162.50. On August 18, 2005, Mr. Flynn purchased 8,000 shares of Bioject Common Stock on the open market for $13,260. On August 16, 2005, Mr. Flynn purchased 17,000 shares of Bioject Common Stock on the open market for $29,920. On August 8, 2005, Mr. Flynn purchased 15,000 shares of Bioject Common Stock on the open market for $26,878.50. On August 5, 2005, Mr. Flynn purchased 8,200 shares of Bioject Common Stock on the open market for $15,006.00. All of the funds used were personal funds.

Item 4.  Purpose of Transaction

     Mr. Flynn acquired shares of Common Stock for investment purposes. Mr. Flynn has no existing plans or proposals that include or may result in: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) a material change in the present capitalization or dividend policy of the Company, (f) any other material changes in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company by any person,
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system, (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to the foregoing actions.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. Flynn beneficially owns 755,133 shares of Bioject common stock, which represents 5.45% of the outstanding common stock of Bioject.

     (b) Mr. Flynn has sole voting and disposition authority for 694,086 shares. Mr. Flynn shares voting and disposition authority over 61,047 shares with Leona Flynn. Ms. Flynn serves as a partner of Flynn Meyer Co. Flynn Meyer Co. owns and operates a number of McDonald's Restaurant franchises. Ms. Flynn's business address is 75-11 Myrtle Avenue, Glendale, NY 11385. Ms. Flynn is a citizen of the United States. Ms. Flynn is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

     (c) All of the following transactions were executed on the open market within the last 60 days.

Quantit    Description of Security     Transact   Trade
   y                                   ion Date   Value
    800  Bioject Med Tech Inc Common   6/24/200    936.00
         Stock                                5
    600  Bioject Med Tech Inc Common   6/24/200    708.00
         Stock                                5
    200  Bioject Med Tech Inc Common   6/24/200    240.00
         Stock                                5
  6,037  Bioject Med Tech Inc Common   6/27/200  7,365.14
         Stock                                5
  1,300  Bioject Med Tech Inc Common   7/1/2005  1,508.00
         Stock
  9,600  Bioject Med Tech Inc Common   7/27/200  12,864.0
         Stock                                5         0
    400  Bioject Med Tech Inc Common   7/27/200    532.00
         Stock                                5
  4,700  Bioject Med Tech Inc Common   8/1/2005  7,520.00
         Stock
  4,400  Bioject Med Tech Inc Common   8/1/2005  6,732.00
         Stock
    100  Bioject Med Tech Inc Common   8/1/2005    159.00
         Stock
  5,200  Bioject Med Tech Inc Common   8/1/2005  8,372.00
         Stock
 10,000  Bioject Med Tech Inc Common   8/2/2005  15,500.0
         Stock                                          0
 18,000  Bioject Med Tech Inc Common   8/4/2005  29,700.0
         Stock                                          0
 10,000  Bioject Med Tech Inc Common   8/4/2005  16,200.0
         Stock                                          0
  8,200  Bioject Med Tech Inc Common   8/5/2005  15,006.0
         Stock                                          0
 15,000  Bioject Med Tech Inc Common   8/8/2005  26,878.2
         Stock                                          0
 17,000  Bioject Med Tech Inc Common   8/16/200  29,920.0
         Stock                                5         0
  8,000  Bioject Med Tech Inc Common   8/18/200  13,260.0
         Stock                                5         0
 12,500  Bioject Med Tech Inc Common   8/24/200  20,162.5
         Stock                                5         0
  8,540  Bioject Med Tech Inc Common   9/6/2005  12,767.3
         Stock                                          0

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships between Mr. Flynn and any other person with respect to any securities of Bioject, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

     None.


                    (Signature page follows.)

                           SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date:  ___________, 2005




                              By:
_________________________________
                              Name:  Edward L. Flynn

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)